Exhibit 99.2

Central GoldTrust

Management’s Discussion and Analysis

September 30, 2010

Management’s Discussion and Analysis (“MD&A”)

The financial statements of Central GoldTrust (“GoldTrust” or the “Trust”) are prepared and reported in United States dollars in accordance with Canadian generally accepted accounting principles, otherwise known as Canadian GAAP, and the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, Investment Companies (“AcG-18”).  Notes to the financial statements on pages 5 to 10 should be referred to as supplementary information to this discussion and analysis.

GoldTrust is a passive, self-governing, single purpose trust, with voting Units, established on April 28, 2003 by a declaration of trust, which was amended and restated on April 24, 2008.  Its purpose is to acquire, hold and secure gold bullion on behalf of its Unitholders.  GoldTrust is not an operating entity nor does it have any employees, office facilities or the potential risks thereof.  GoldTrust retains Central Gold Managers Inc. (the “Administrator”) to attend to all administrative duties as delegated by the Administrative Services Agreement and as guided by the Trustees.

There are no off-balance sheet items, arrangements, contingencies or obligations. All accounts are fully disclosed and itemized in the financial statements.

Disclosure Controls and Procedures

The Senior Executive Officers have established and implemented disclosure controls and procedures in order to provide reasonable assurance that material information relating to GoldTrust is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the nine months ended September 30, 2010.

Results of Operations – Changes in Net Assets

Net assets increased by $362.8 million or 80.3% during the nine months ended September 30, 2010, to a total of $814.7 million.  Of this increase, 74% was attributable to the public offering completed on June 23, 2010 and 26% related to the increase in the gold price during the period.
 Results of Operations – Net Income

GoldTrust’s earned income objective is secondary to its purpose of holding almost all of its net assets in gold bullion.  Generally, GoldTrust seeks to maintain adequate cash reserves to enable it to pay the expenses of maintaining the Trust without having to sell gold holdings.  GoldTrust’s realized income is a nominal percentage of its net assets.  However, the CICA AcG-18, requires GoldTrust to record changes in unrealized appreciation (depreciation) of holdings in income.

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended September 30, 2010 amounted to $37,857,343 ($2.27 per Unit) compared to $24,368,173 ($2.23 per Unit) for the same period in 2009, after deducting expenses of $664,807 (2009: $353,639).  Net income (inclusive of the change in unrealized appreciation of holdings) for the nine months ended September 30, 2010 amounted to $94,269,285 ($7.24 per Unit) compared to $42,224,241 ($5.14 per Unit) for the same period in 2009, after deducting expenses of $1,653,713 (2009: $897,479).  Expenses increased for the nine months ended September 30, 2010, primarily due to higher administration and safekeeping fees resulting from the increase in net assets.

Virtually all of the reported income for the period represents the change in unrealized appreciation of holdings, which is not distributable income. However, it is reported in the Statement of Income in accordance with the CICA AcG-18.

The total expenses of maintaining the Trust expressed as a percentage of the average of the month-end net assets (the ‘expense ratio’) were 0.09% for the three months ended September 30, 2010, unchanged from the same three month period in 2009.  The expense ratio for the nine-month period ended September 30, 2010 was 0.27% compared to 0.30% for the same nine-month period in 2009.  For the twelve months ended September 30, 2010, the expense ratio was 0.36% compared to 0.42% for the twelve months ended September 30, 2009.

The following table summarizes the quarterly financial information (amounts in millions except where stated on a per Unit basis):

	Quarter ended (U.S. dollars)
	Sept. 30/10	June 30/10	Mar. 31/10	Dec. 31/09
Income inclusive of the change in unrealized appreciation of holdings	$95.9	52.8	4.6	43.7
Net income inclusive of the change in unrealized appreciation of holdings	$94.3	52.2	4.2	43.3
Net income per Unit inclusive of the change in unrealized appreciation of holdings	$2.27	4.57	0.39	3.96
Total Net Assets	$814.7	776.9	456.1	451.9

Liquidity and Capital Resources

All of GoldTrust’s assets are liquid.  GoldTrust holds small cash reserves that generate interest income primarily to be applied towards payment of expenses.  For the nine months ended September 30, 2010, GoldTrust’s cash reserves, including cash equivalents increased by $9,442,172 to $16,815,382.  The ability of GoldTrust to have sufficient cash to pay the expenses of maintaining the Trust, and to meet demands for redemption (if any), is primarily dependent upon its cash position and short-term deposits.  Should GoldTrust not have sufficient cash to meet its needs in the future, minor portions of GoldTrust’s gold holdings may be sold to provide working capital and to pay for redemptions (if any) of Units.  Sales of gold could result in GoldTrust realizing either capital gains or losses.

Related party information

Please refer to Note 6 commencing on page 7 of this interim report.

International Financial Reporting Standards (“IFRS”)

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian generally accepted accounting principles (“GAAP”), as used by publicly accountable enterprises, will be replaced by IFRS for fiscal years beginning on or after January 1, 2011.  However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposed to allow entities that currently apply AcG-18, the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  The Exposure Draft was approved in October 2010 and it is the intention of the Trust to defer implementation.

The Trust is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  A preliminary analysis of these issues follows:

Income taxes

Under current Canadian GAAP, the Trust is not required to provide for income taxes on unrealized gains or losses on its holdings due to the flow-through nature of trusts.  Similarly, under International Accounting Standard (“IAS”) 12, Income Taxes, the current expectation is that the Trust will not be required to record future taxes on unrealized gains or losses on its holdings.

Classification of Redeemable Trust Units

IAS 32, Financial Instruments: Presentation identifies five features, all of which must exist for a puttable instrument (a Unit) to be classified as equity; otherwise, it is classified as a financial liability.  The analysis completed to date suggests that all five features exist within the structure of the Trust Units.

Accounting for changes in unrealized appreciation/depreciation of holdings

Currently, the Trust is required to follow AcG-18, which provides that all changes in the value of holdings from one period to another are reported through income.  There is little guidance on how to properly classify gold and changes in its value from period to period under IFRS.  Accordingly, it is unclear as to whether changes in the value of gold holdings should be reported through income, or through other comprehensive income or directly through equity.  The Trust continues to investigate and analyze this issue and expects to have clearer guidance on how to account for changes in the value of its gold holdings.

Other

GoldTrust maintains its accounting records, purchases gold and reports its financial position and results in U.S. currency.  However, certain of GoldTrust's expenses are paid, and GoldTrust's Units trade, in both Canadian and U.S. currencies.  Therefore, because exchange rate fluctuations are beyond GoldTrust's control, there can be no assurance that such fluctuations will not have an effect on GoldTrust’s accounts or on the trading value of GoldTrust’s Units in Canadian dollars.

The Trustees will consider, from time to time, the issue of additional Units at a net price that would be non-dilutive to present Unitholders’ interests. Additional Unit issues to enlarge GoldTrust’s asset base should enable a reduction in the expense ratio per Unit and broaden exchange trading liquidity to the advantage of all Unitholders of GoldTrust.

GoldTrust is advised that U.S. investors investing in GoldTrust Units for taxable accounts should acquaint themselves with Passive Foreign Investment Company (PFIC) rules and Qualifying Election Forms (QEF’s) which may apply to their investment in GoldTrust Units.

This Report dated October 27, 2010, Annual Information Forms, Notices of Annual Meetings and Information Circulars, Press Releases, financial and other information are available at www.sedar.com and www.gold-trust.com.